April 12, 2006

Zip+4 Code:  20549-0305

Via Fax & U.S. Mail
William Koziel, Chief Financial Officer, Secretary and Treasurer
Cosi, Inc.
1751 Lake Cook Road
Suite 600
Deerfield, Illinois 60015

		Re:	Cosi, Inc.
			Form 10-K for the Year Ended January 2, 2006
       			File 000-50052

Dear Mr. Koziel:

      Based upon an examination restricted solely to considerations of the Financial Statements, Management`s Discussion and Analysis, and Selected Financial Data, the staff has the following comments on the above-referenced document. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Form 10-K For the Fiscal Year Ended January 2, 2006

Item 7- Management Discussion and Analysis of Financial Condition and
Results of Operations

General

1. To enhance the narrative disclosures, please consider providing a table reconciling the number of restaurants opened, closed, or acquired, by segment, during each period statements of operations are presented. Further, disclose this tabular information by whether the restaurants are Company-owned or franchised.

Liquidity and Capital Resources, page 29

2. Liquidity generally should be discussed on both a long-term and short-term basis. Accordingly, the discussion of the sufficiency of your resources to satisfy ongoing cash requirements for the next twelve months should be expanded to discuss liquidity on a long-term basis. See Regulation S-K, Item 303(a), Instruction #5. For example, you state that you expect to fund the opening of new company-owned restaurants through your investments and internally generated cash flows produced by existing company owned restaurants.
However, you have not had positive operating cash flows in the past three fiscal years. As such, it would appear that you will fund this endeavor mainly through your investments, which will significantly deteriorate your working capital and could lead you to be in highly leveraged situation. Therefore, in light of the aforementioned facts, please tell us and revise your filing to discuss the approximate cost as well as a detailed description and the timing of your plan. Further, you should include a discussion of your current burn rate and whether there will be a significant increase during and after completion.

3. We believe you should include scheduled interest payments in the table or, in the alternative, include additional disclosure regarding interest payments in a footnote to the table. See Section IV.A of FR-72 for guidance.

Item 8- Financial Statements and Supplementary Data

Consolidated Statements of Operations, page 43

4. In light of the nature of your business, we believe you should significantly revise the manner in which you describe the costs associated with your operations, especially with respect to your current discussion of "cost of goods sold" within MD&A. Further, since depreciation and amortization, expenses related to the corporate and administrative functions are part of your continuing growth (e.g. site selection) and management of franchises contribute directly to the generation of revenues, we believe you should revise your filing to remove the "cost of sales" caption and any discussion thereof. Instead, your discussions of operating results and profitability should focus upon operating income or loss.

Note 1- Organization and Summary of Significant Accounting
Policies

Investments, page 46

5. In view of the relative significance of investments relative to assets and equity, please separately quantify the major security types as contemplated by paragraph 19 of SFAS 115. In addition, the related cash flows should be recorded at gross, rather than net pursuant to paragraph 18 of that statement. In this regard, please supplementally confirm that there have been no sales of these securities prior to maturity.

Intangibles, Security and Other Assets, page 49

6. Based on the disclosures on page 49, you measure the impairment of liquor licenses in the aggregate, which appears to imply that you measure for impairment of liquor licenses at the entity level. However, your measurement of impairment should be completed at the reporting level as required by SFAS 142. Therefore, if our understanding is correct, please provide us with substantive support for your approach.

7. Further, please tell us why you believe that these liquor licenses represent indefinite lived intangible assets. Please be detailed in your response.

Revenue Recognition, page 50

8. Please expand your footnote to also address recognition of revenues from franchise fees and from royalties. Supplementally and in your footnote, please describe your gift card program and your method of accounting for same. Supplementally provide us with a schedule of activity in the related liability account for each period for which an income statement has been presented.

Note 10- Stockholders Equity

Stock Purchase Warrants, page 56

9. Please expand your disclosures to include the significant contractual terms of your warrants. For example, you should at least disclose whether the conversion price is fixed as of the date of issuance or based on a percentage of the stock price at the conversion date.

	As appropriate, respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
      Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be also be submitted in electronic form, under the label "corresp" with a copy to the staff.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Juan Migone at (202) 551-3312 or Margery
Reich,
at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at (202) 551-3211 with any other questions.


      Sincerely,




      David R. Humphrey
      Branch Chief-Accountant
William Koziel, Chief Financial Officer, Secretary and Treasurer
Cosi, Inc.
April 12, 2006
Page 4